December 11, 2024

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
David Irving and Jason Niethamer
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Crypto Trust (the “Trust”)
Pre-Effective Registration Statement on Form S-1
(File No. 333-281615)

Dear Ms. Bednarowski, Ms. Berkheimer, Mr. Irving and Mr. Niethamer:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence with regard to the Trust’s pre-effective Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Crypto Index ETF series of the Trust (the “Fund”), which was filed with the Commission on August 16, 2024 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Registration Statement on Form S-1
General

1.	Comment: To the extent that you intend to use a fact sheet, please provide us a copy for our review.

Response: The Trust acknowledges this comment and will provide a copy of the proposed fact sheet supplementally when available.

2.	Comment: You state that the Shares of the Fund will trade on the Cboe BZX Exchange. Please tell us the status of the application for listing the Fund’s Shares on the exchange.

Response: The Fund’s application pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 for its shares to be traded on the Cboe BZX Exchange was submitted on September 19, 2024.

3.
Comment: Please revise your disclosure throughout the prospectus to discuss the likelihood of additional components being added to the Index. Please also disclose what the Fund will do if any crypto asset other than bitcoin and ether becomes eligible for inclusion in the Index.

Response: The disclosure has been revised as requested.

Prospectus Summary
Key Service Providers - The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and
Trade Credit Lender, page 1

4.
Comment: Please disclose who will calculate the Sponsor’s Fee and the methodology that will be used. In addition, please disclose the criteria the Sponsor will consider or the reasons why the Sponsor may choose to pay expenses beyond the cap amount for legal expenses, and, if so, whether and how Shareholders will be notified. Also, please disclose whether there is a cap on the aggregate expenses that the Sponsor will assume per year, and, if so, please disclose. Similarly, we note your disclosure on page 14 that the Sponsor may waive all or a portion of the Sponsor’s Fee for stated periods of time. Please revise to disclose the criteria the Sponsor will consider or the reasons why the Sponsor may choose to waive all or a portion of its fee. Also, you state that the Sponsor’s Fee may be paid in U.S. dollars or in-kind or any combination thereof. Please disclose the factors considered in determining how the fee will be paid, including whether the Fund may pay the fee in-kind in order to effect a rebalancing. If paid in-kind, please disclose (i) how the value of the crypto assets will be calculated, (ii) who will calculate the value of the crypto assets and (iii) the mechanics of how the Fund’s crypto assets will be transferred to the Sponsor, including whether such transactions are conducted “on-chain.”

Response: The disclosure has been revised to reflect that BNYM is responsible for calculating the Sponsor’s Fee as the Fund’s Administrator. As disclosed in the Registration Statement, the Fund will pay the Sponsor a fee as compensation for the Sponsor’s services rendered to the Fund, computed daily and payable at least quarterly in arrears, at an annual rate of a specified percentage of the average daily net assets of the Fund.  The ordinary fees and expenses of the Fund that are assumed by the Sponsor are described in the Registration Statement, and there is otherwise no cap on the aggregate expenses that the Sponsor will assume per year (except as otherwise described in the Registration Statement).  As stated in the Registration Statement, the Sponsor retains sole discretion to assume ordinary legal fees and expenses of the Fund in excess of the specified per annum cap.  The Sponsor also retains sole discretion to determine to waive all or a portion of the Sponsor’s Fee from time to time, and in such circumstances Shareholders will be notified in a prospectus supplement, in the Fund’s periodic reports, and/or on the Fund’s website. The Trust confirms that any waiver of the Sponsor’s Fee implemented in connection with the launch of the Fund will be described in the Registration Statement.  In response to this comment, the disclosure has been revised to clarify that there are no specific circumstances under which the Sponsor has determined it will waive the Sponsor’s Fee or choose to pay expenses beyond the cap amount for ordinary legal expenses.

The Fund currently expects the Sponsor’s Fee to be paid in U.S. dollars through the sale of Digital Assets held by the Fund. The Fund does not currently plan to pay the Sponsor’s Fee in-kind. The disclosure has been revised accordingly.

5.
Comment: Please revise here to include a brief summary of the material terms of the Trade Financing Agreement, including the maximum amount of Trade Credit that may be outstanding at any one time, the term of each Trade Credit, and how the interest rate is determined for each such Trade Credit. Also include a summary of the Sponsor’s policy regarding whether its intention is to generally fund the Trading Balance with sufficient cash or whether it expects to utilize the Trade Financing Agreement for creations and other purchases of crypto assets. Similarly, please revise your disclosure on page 154 to disclose the maximum amount of Trade Credits that may be outstanding at any one time and to include a description of how the interest rate is determined for each Trade Credit.

Response: The Trust has revised the disclosure as requested. The Trust confirms that the material terms of the Trade Financing Agreement, including a description of how interest rates on Trade Credits are determined, are disclosed in the Registration Statement.  The Trust respectfully submits that the maximum amount of Trade Credit is commercially sensitive information for the Trade Credit Lender and that other similar products do not disclose such information.

The Underlying Index, page 4

6.
Comment: We note your disclosure on pages 5 and 114 that in order for a crypto asset to be eligible for inclusion in the Underlying Index, the crypto asset must be listed on two or more “eligible constituent exchanges” as determined by the Index Provider and must be supported by one or more “eligible third-party custodians” as determined by the Index Provider. Please revise to identify the “eligible constituent exchanges” and the “eligible third-party custodians.” Also describe how the liquidity screen is used to determine eligible crypto assets and identify the minimum liquidity, turnover and full market capitalization ratios used to determine eligible crypto assets pursuant to the Index Rules. In addition, please revise to provide examples of the factors that may cause the Index Provider to exclude a crypto asset that would otherwise be eligible based upon the Index Rules. Also supplementally tell us generally why other high market capitalization crypto assets do not meet the Index Provider’s criteria and/or the Index Rules. In your response, please provide a few examples of such crypto assets and the reason(s) they do not qualify.

Response: The disclosure has been revised as requested. There are many digital assets that exhibit high market capitalizations but do not meet all the Index Provider’s eligibility criteria.  For illustration purposes, the table below shows the eligibility criteria that certain digital assets failed to meet at the last Underlying Index reconstitution date.

Digital asset	Listed for trading against the U.S. Dollar on 2 or more eligible constituent exchanges	Custodial services offered by eligible third-party custodians	Determined to be in conformance with prevailing capital markets regulations of major financial jurisdictions	Meets the relative liquidity ratio	Meets the asset turnover ratio
BNB	Fails	Fails	Fails	Fails	Fails
XRP	Meets	Meets	Fails	Meets	Meets
Solana	Meets	Meets	Fails	Meets	Meets
Litecoin	Meets	Meets	Fails	Meets	Meets

7.	Comment: Please revise to include a definition of the terms “coin-centric” and “account-centric.”

Response: The disclosure has been revised as requested.

The Offering
Net Asset Value, page 11

8.
Comment: Your disclosure on page 11 that the “Administrator values the Digital Assets held by the Fund based on the CF Reference Rates . . .” appears to be inconsistent with your disclosure elsewhere that the net asset value of the Fund is determined by the Administrator based on the Underlying Index. Please revise for clarity and consistency.

Response: The disclosure has been revised as requested.

Intraday Indicative Value, page 13

9.
Comment: Your disclosure on page 13 that the “Fund intends to publish an intraday indicative value per share (“IIV”) using the CME CF Ether-Dollar Real Time Index and the CME CF Bitcoin Real Time Index appears to be inconsistent with the disclosure that “[o]ne or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Exchange or a third-party financial provider” during the Regular Market Session. Please revise to clarify whether the Fund will calculate the IIV.

Response: The disclosure has been revised as requested.

Fund expenses, page 14

10.
Comment: We note your disclosure on page 15 that in order “[t]o cover the Sponsor’s Fee and expenses not assumed by the Sponsor and to adjust the Fund’s investments to correspond with a rebalancing and/or reconstitution of the Underlying Index, the Sponsor or its delegate will cause the Fund to convert Digital Assets into U.S. dollars generally at the price available through the Prime Broker’s Coinbase Prime service (less applicable trading fees) through the Trading Platform which the Sponsor is able to obtain using commercially reasonable efforts.” Please revise to clarify what you mean by the disclosure that the “Sponsor is able to obtain using commercially reasonable efforts” by describing the Sponsor’s role in connection with the actual exchange of crypto assets on the Prime Broker’s Trading Platform. Also, please disclose here that the Sponsor will rebalance the Fund’s assets on a quarterly basis.

Response: The disclosure has been revised requested.

11.	Comment: Please revise to define “Trading Platform” the first time this term is used on page 15. In this regard, we note that the first time the definition is provided is on page 181.

Response: The disclosure has been revised as requested.

12.
Comment: We note your disclosure that to correspond with a rebalancing and/or reconstitution of the Underlying Index, the Sponsor will cause the Fund to convert the Digital Assets into U.S. dollars. Please revise to disclose why the Sponsor converts the bitcoin and ether to cash instead of exchanging one for the other as bitcoin and ether are often traded in pairs.

Response: The above-referenced disclosure has been revised in response to this comment.

Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, including bitcoin and ether, page 21

13.	Comment: Please revise to disclose quantitative information regarding the volatility of bitcoin and ether during the time periods identified on pages 21 and 22.

Response: The disclosure has been revised as requested.

Digital asset networks face significant scaling challenges, page 28

14.	Comment: Please revise to disclose quantitative information demonstrating the fluctuations of ether transaction fees in the second paragraph of this risk factor.

Response: The Trust respectfully submits that it has disclosed this information on pages 28-29 of the Registration Statement. The Trust confirms it will update this information as of a more recent date in a subsequent amendment to the Registration Statement.

Digital assets may have concentrated ownership, page 30

15.
Comment: We note your disclosure on page 30 that “[t]he largest Digital Asset wallets are believed to hold, in aggregate, a significant percentage of the Digital Assets in circulation.” Please revise to disclose the aggregate percentage of bitcoin and ether believed to be held in such wallets.

Response: The disclosure has been revised as requested.

A temporary or permanent “fork” could adversely affect the value of the Shares, page 35

16.	Comment: Please revise to include quantitative information regarding the price of the crypto assets that experienced hard forks immediately before and after the fork.

Response: The disclosure has been revised as requested. The Trust respectfully notes that the aforementioned section already includes information on the price before and after certain hard forks such as the hard fork of the Ethereum network related to the DAO hack and the Bitcoin Cash hard fork from the Bitcoin network.

Risk Factors Related to the Digital Assets Markets
Due to the relative unregulated nature and lack of transparency, page 47

17.	Comment: Please address wash-trading and front-running in separate risk factors.

Response: The disclosure has been revised as requested.

Competitive pressures may negatively affect the ability of the Fund, page 54

18.
Comment: Please expand to specifically identify the competitive forces that the Fund and Sponsor face with regard to exchange-traded products offering exposure to the crypto assets market, including whether the timing of the Fund’s entry into the market may have an impact on its performance as several applications for spot exchange-traded crypto products have been approved and are currently listed and trading.

Response: The disclosure has been revised as requested.

Risk Factors Related to the Fund and the Shares, page 55

19.	Comment: Please add a risk factor that addresses the risks due to the Fund’s concentration of investments in only two assets.

Response: The disclosure has been revised as requested.

20.	Comment: Please add a risk factor addressing the risks related to your Digital Asset Custodian and Prime Broker acting in the same capacity for several competing products.

Response: The disclosure has been revised as requested.

21.
Comment: Please add a risk factor that addresses the risks to the Fund if it transitions from full replication to a representative sampling methodology due to the addition of crypto assets other than bitcoin or ether to the Underlying Index.

Response: The disclosure has been revised as requested.

The Sponsor may amend the Declaration of Trust without the consent of the Shareholders, page
62

22.
Comment: In your risk factor on page 62, you refer to “the ‘negative consent’ procedure described above,” but we were unable to find a discussion of this procedure in your registration statement. Please amend your registration statement accordingly.

Response: The disclosure has been revised to remove the above-cited reference.

Risk Factors Related to Potential Conflicts of Interest
Potential conflicts of interest may arise among the Sponsor, page 90

23.	Comment: Please expand this risk factor to address the potential conflicts of interest related to the Sponsor’s role in other similar products such as Franklin Ethereum ETF and Franklin Bitcoin ETF.

Response: The disclosure has been revised as requested.

Overview of the Bitcoin Industry
Creation of a New Bitcoin, page 106

24.	Comment: Please revise to update your disclosure on pages 106 and 107 regarding the current award for mining bitcoin and the number of bitcoin currently outstanding.

Response: The disclosure has been revised as requested.

The Business of the Fund
The Underlying Index, page 113

25.
Comment: Please revise to describe how the Index Provider calculates the free float supply of each digital asset. In addition, we note your disclosure on page 114 that the Underlying Index is rebalanced and reconstituted quarterly on the first business day of March, June, September and December and that the Fund will be reconstituted and rebalanced in accordance with the Underlying Index. Please disclose the mechanics of the rebalancing, including how the costs of rebalancing may impact the performance of the product. In addition, please address any correlation risk that results from tracking the Underlying Index on a daily basis and rebalancing on a quarterly basis. Also disclose whether creations and redemptions and other sales or purchases of ether and bitcoin by the Fund are done in proportion to the balance of the Underlying Index such that the Trust will only need to be rebalanced if the Underlying Index changes the balance of ether and bitcoin.

Response: The disclosure has been revised as requested.

26.
Comment: Please describe the oversight procedures to ensure that the Underlying Index is administered in compliance with the Index Rules, and provide a brief description of the material Index Rules related to Index integrity.

Response: The disclosure has been revised as requested.

Net Asset Value, page 116

27.	Comment: Please revise to disclose the time interval of the partitions used in the Secondary Index.

Response: The disclosure has been revised as requested.

Fund Expenses, page 127

28.
Comment: Please revise to disclose here whether the Sponsor’s Fee includes the costs associated with rebalancing the Fund to correspond with the Underlying Index and address the Fund’s responsibility in connection with liquidation costs due to the termination of the Fund.

Response: The disclosure has been revised as requested.

Description of the Shares and the Trust
Termination of the Trust or the Fund, page 130

29.	Comment: Please revise to disclose here the Termination Events of the Fund.

Response: The disclosure has been revised as requested.

Creations and Redemptions, page 132

30.	Comment: Please disclose how the Sponsor will inform Shareholders that it has engaged additional Digital Asset Trading Counterparties or that it has ended its engagement with a

Digital Asset Trading Counterparty.

Response:  The Trust supplementally advises the Staff that if additional Digital Asset Trading Counterparties enter into an agreement with the Fund after the effectiveness of the Registration Statement, the Trust will identify those Digital Asset Trading Counterparties in a prospectus supplement, in its periodic reports, and/or on the Fund’s website.

Suspension of Creation or Redemption Orders, page 138

31.	Comment: Please revise here to describe the impact of suspending creations and redemptions to the price of Shares in the secondary market.

Response: The disclosure has been revised as requested.

The Trustee, page 140

32.
Comment: Your disclosure on page 75 that the Fund is required to indemnify the Trustee is inconsistent with your disclosure on page 140 that the Trustee is entitled to indemnification from the Trust. Please revise for clarity and consistency.

Response: The disclosure has been revised as requested.

The Custodians
Digital Asset Custodian, page 147

33.	Comment: Please revise to disclose the amount of commercial crime insurance held by the Digital Asset Custodian.

Response: The Trust confirms that an appropriate description of the Digital Asset Custodian’s commercial crime insurance policy is included in the Registration Statement.  The Trust respectfully submits that the amount of commercial crime insurance held by the Digital Asset Custodian is commercially sensitive information for the Digital Asset Custodian and, therefore, no disclosure changes have been made in response to this comment.

The Prime Broker and the Trade Credit Lender
The Prime Broker, page 149

34.	Comment: Please revise to disclose how the Prime Broker will be compensated. In addition, please identify or describe the Prime Broker’s Connected Trading Venues.

Response: The Trust has added the following disclosure to address how the Prime Broker will be compensated:

Pursuant to the Prime Broker Agreement, the Fund compensates the Prime Broker through (i) a “Settlement Fee” assessed per settlement in the Fund’s Trading Balance, (ii) a “Prime Broker Custody ETP Services Fee” assessed as a tiered rate of the Fund’s assets under custody in its custodial account, and (iii) a “Trading Account Fee” assessed as a fixed percentage rate of each executed order. The Prime Broker will invoice the Fund for the Settlement Fee and the Prime Broker Custody ETP Services Fee on a monthly basis and the Fund shall pay all amounts to the Prime Broker within 15 days of the Fund’s receipt of an invoice for such fees.

The Trust respectfully submits that the Prime Broker’s Connected Trading Venues are adequately identified/described in the below passage:

The Connected Trading Venues, which are subject to change from time to time, currently include Bitstamp, LMAX, Kraken, the exchange operated by the Prime Broker, as well as four additional non-bank market makers (“NBMMs”). The Prime Broker has represented to the Fund that it is unable to name the NBMMs due to confidentiality restrictions.

Trading Counterparties, page 156

35.
Comment: Please revise to disclose the provisions related to the term of the agreements with the Digital Asset Trading Counterparties and the Digital Asset Trading Counterparties’ obligations related to whether and to what extent they are obligated to participate in cash orders for creations or redemptions. Also describe the Sponsor’s approval process for the Digital Asset Trading Counterparties, including any specific criteria for engagement as a Digital Asset Trading Counterparty, including that the Digital Asset Trading Counterparties are unaffiliated with the Fund, the Trust and the Sponsor. In this regard, we note your disclosure on page 11.

Response: The disclosure has been revised as requested.

36.
Comment: We note your disclosure regarding the Liquidity Provider Agreement pursuant to which the Liquidity Provider “delivers ether and/or bitcoin to the Trust, on behalf of the Fund, or delivers cash to the Trust on behalf of the Fund.” Please revise to describe the situations in which the Fund will transfer its assets to the Trust, describe whether the transfers are “on-chain” or “off-chain” and identify the party that is responsible for the costs associated with such transfers.

Response: The above-referenced disclosure has been revised in response to this comment.

The Index Provider, page 157

37.
Comment: Please revise to disclose the material terms of your licensing agreements with the Underlying Index Provider and the Secondary Index Provider. Similarly, please disclose the material terms of the Marketing Agent agreement, including the term, termination and indemnification provisions.

Response: The disclosure has been revised as requested. The Marketing Agent of the Fund is an affiliate of the Sponsor and is not compensated for the services it provides to the Sponsor related to the marketing of the Fund.  Accordingly, the arrangement with the Marketing Agent is not subject to a written agreement.

Conflicts of Interest, page 170

38.
Comment: Please revise to discuss here, or in an appropriate section, the Sponsor’s experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Revise your risk factor on page 63 as appropriate.

Response: The disclosure has been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Navid J. Nofigh
Navid J. Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP